06006558

SECURITI... ...SION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 017243

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2005 (MM/DD/YY) AND ENDING March 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vipo Securities, ~~Inc.~~ and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 West Broadway, Suite 310
(No. and Street)

Long Beach (City) | California (State) | 90802 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAY 2 6 2006 WASH, D.C. 210 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cratty (562) 624-0808
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7 (Address) | Northridge (City) | California (State) | 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 7/7/06

OATH OR AFFIRMATION

I, Michael Cratty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vipo Securities, Inc. and Subsidiary, as of March 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Montana
County of Missoula
Subscribed and sworn (or affirmed) to before me this 28th day of April, 2006

Notary Public

Michael B. Cratty
Signature

President / CEO
Title

NOTARIAL SEAL SARI A. SANDAU STATE OF MONTANA

SARI A. SANDAU
NOTARY PUBLIC-MONTANA
Residing at Missoula, Montana
My Comm. Expires November 23, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vipo Securities and Subsidiary

Report Pursuant to Rule 17a-5 (d)

Consolidated Financial Statements

For the Year Ended March 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Vipo Securities and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Vipo Securities and Subsidiary (the "Company") as of March 31, 2006, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on my audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that my audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vipo Securities and Subsidiary as of March 31, 2006, and the related consolidated statements of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered recurring losses from operations, and minimal sales and revenue activity which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
April 25, 2006

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Vipo Securities and Subsidiary
Consolidated Statement of Financial Condition
March 31, 2006

Assets	
Cash	$ 30,014
Commission receivable	22
Loan to officer	4,100
Securities, not readily marketable	60,835
Furniture & equipment, net	3,793
Prepaid expenses	4,765
Total assets	$ 103,529
Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable	$ 733
Payroll expense payable	18,041
Income tax payable	800
Total liabilities	19,574
Stockholders' equity	
Common stock, no par value; 50,000,000 shares authorized 24,644,330 shares issued and outstanding	638,500
Additional paid-in capital	522,852
Accumulated deficit	(1,077,397)
Total stockholders' equity	83,955
Total liabilities and stockholders' equity	$ 103,529

The accompanying notes are an integral part of these financial statements.

Vipo Securities and Subsidiary
Consolidated Statement of Operations
For the year ended March 31, 2006

Revenues	
Fees	$ 7,450
Net gain (loss) on investment	(24,825)
Other income	6,135
Total revenues	(11,240)
Expenses	
Employee compensation and benefits	121,106
Communications	5,299
Occupancy and equipment rental	30,562
Taxes, licenses and permits	17,244
Other operating expenses	34,444
Less reimbursed expenses	(13,400)
Total expenses	195,255
Income (loss) before provision for income taxes	(206,495)
Income tax provision	800
Net income (loss)	$ (207,295)

The accompanying notes are an integral part of these financial statements.

Vipo Securities and Subsidiary
Consolidated Statement of Changes in Stockholders' Capital
For the year ended March 31, 2006

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at March 31, 2005	$ 460,000	$ 522,852	$ (870,102)	$ 112,750
Issuance of common stock	178,500	–	–	178,500
Net income (loss)	–	–	(207,295)	(207,295)
Balance at March 31, 2006	$ 638,500	$ 522,852	$(1,077,397)	$ 83,955

The accompanying notes are an integral part of these financial statements.

Vipo Securities and Subsidiary
Consolidated Statement of Cash Flows
For the year ended March 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ (207,295)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 1,052	
Loss on expiration of warrants	825	
Realized loss on investments	24,000	
(Increase) decrease in:		
Commission receivable	(22)	
Prepaid expenses	500	
(Decrease) increase in:		
Accounts payable	(2,280)	
Payroll expense payable	18,041	
Income tax payable	776	
Total adjustments		42,892
Net cash provided by (used in) operating activities		(164,403)
Cash flows from investing activities:		
Purchase of furniture & equipment	(3,219)	
Net cash provided by (used in) investing activities		(3,219)
Cash flows from financing activities:		
Issuance of common stock	178,500	
Net cash provided by (used in) financing activities		178,500
Net increase (decrease) in cash		10,878
Cash at beginning of year		19,136
Cash at end of year		$ 30,014
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ –	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Vipo Securities and Subsidiary (the "Company") was a Texas corporation, previously a wholly-owned subsidiary of SmithCo Partners, Inc., a California corporation ("SmithCo"). In August of 1999, Virtual IPO, Inc., purchased SmithCo, and in May of 2000, SmithCo was merged into Virtual IPO, Inc., which became the 100% owner of the Company. On December 19, 2001, "the Company," created New S & S Securities, Inc., a California corporation, which subsequently performed a reverse merger with the Company dissolving the Texas corporation. In April 2003, the Company changed its name to Vipo Securities and Subsidiary

On November 1, 2003, Virtual IPO merged with its parent company, Virtual Wall Street, Inc., and the Company became a wholly owned subsidiary of Virtual Wall Street, Inc.

On June 16, 2003, Virtual Wall Street, Inc. distributed all the common stock of the Company to Virtual Wall Street, Inc.'s own shareholders. This resulted in the Virtual Wall Street, Inc. shareholders having the same ownership in the Company as their ownership in Virtual Wall Street, Inc.

The Company is a registered Broker/Dealer in securities under the Securities and Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company conducts business in private placements and as a selling group participant in securities, both on a best efforts basis only. The Company also sells oil and gas interests and mutual funds on an application basis only.

These financial statements include the accounts of Vipo Development LLC ("Vipo D"), a Montana Single Member Limited Liability Company. The Company is the single member of Vipo D. Vipo D is in its start up stage and has yet to begin operations.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and fixtures are depreciated over their estimated useful lives ranging from three (3) to five (5) years by the straight-line method.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and promotion costs are expensed as incurred. For the year ended March 31, 2006 the Company charged $1,078 to other operating expenses for advertising costs.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: SECURITIES, NOT READILY MARKETABLE

The securities, not readily marketable, valued at cost, consist of:

Warrants	$ 825
Restricted stock	60,010
	$ 60,835

The warrants were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first, second, and third tranches have expired. The Company still has the remaining options to exercise in the following tranche:

		Expires on	Exercise Price
Tranche 4	300 shares	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $825.

The restricted stocks were acquired directly from the issuing companies for services provided to those companies by the Company. The cost value includes a substantial discount from the stocks par value, considering minority status and the securities are not readily marketable.

For net capital purposes, these securities are classified as non allowable assets.

Note 3: FURNITURE & EQUIPMENT, NET

The furniture & equipment are recorded at cost.

		Depreciable Life Years
Furniture & equipment	$ 5,637	3/5
Less accumulated depreciation	(1,844)	
Furniture & equipment, net	$ 3,793	

Depreciation expense for the year ended March 31, 2006 was $1,052

Note 4: INCOME TAXES

For the year ended March 31, 2006 the Company recorded the minimum California Franchise Tax of $800.

The Company has available at March 31, 2006, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $135,378, that expires as follows:

Amount of unused operating loss carry-forwards	Expiration during year ended March 31,
$ 231,891	2020
35,549	2021
828	2022
227,608	2024
199,350	2025
207,295	2026
$ 902,521	

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: COMMITMENTS AND CONTINGENCIES

Going Concern

The Company had very little activity for the year ended March 31, 2006. These minimal sales and revenue transactions have resulted in a substantial operating loss. Management has a plan to be more of a going concern. First, the Company has increased its marketing efforts. The Company has recently been approved by the NASD to sell mutual funds, and has commenced in doing so. The Company has also created an LLC to pursue possible investments in real estate. In the short-run, management plans to continue to raise equity to fund the operations of the Company

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2006, the Company's net capital of $10,440, exceeded the minimum net capital requirement by $5,440; and the Company's ratio of aggregate indebtedness ($19,574) to net capital was 1.87:1, which is less than the 15 to 1 maximum ratio allowed.

Note 8: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is an $18,000 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 28,440
Adjustments:		
Accumulated deficit	$ (18,041)	
Non-allowable assets	41	
Total adjustments		(18,000)
Net capital per audited statements		$ 10,440

Vipo Securities and Subsidiary
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2006

Computation of net capital		
Stockholders' equity		
Common stock	$ 638,500	
Additional paid-in capital	522,852	
Accumulated deficit	(1,077,397)	
Total stockholders' equity		$ 83,955
Less: Non allowable assets		
Commission receivable	(22)	
Loan to officer	(4,100)	
Securities, not readily marketable	(60,835)	
Furniture & fixtures, net	(3,793)	
Prepaid expenses	(4,765)	
Total non-allowable assets		(73,515)
Net capital		10,440
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	1,305	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 5,440
Percentage of aggregate indebtedness to net capital	1.87:1	

There was an $18,000 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated March 31, 2006. (See Note 8)

See independent auditor's report.

Vipo Securities and Subsidiary
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2006

A computation of reserve requirements is not applicable to Vipo Securities and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Vipo Securities and Subsidiary
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of March 31, 2006

Information relating to possession or control requirements is not applicable to Vipo Securities and Subsidiary as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

Vipo Securities and Subsidiary

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended March 31, 2006

Board of Directors
Vipo Securities and Subsidiary

In planning and performing our audit of the financial statements and supplemental schedules of Vipo Securities and Subsidiary (the Company), for the year ended March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care SM

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
April 25, 2006